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                          June 15, 2023

       Neil Dey
       President and Chief Executive Officer
       Bluejay Diagnostics, Inc.
       360 Massachusetts Avenue, Suite 203
       Acton, MA 01720

                                                        Re: Bluejay
Diagnostics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2023
                                                            File No. 333-272432

       Dear Neil Dey:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Brian O'Fahey